16022234

SEC
Mail Processing
Section
OCT 31 2016
Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 27688 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2015 (MM/DD/YY) AND ENDING 08/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITEHALL-PARKER SECURITIES, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Pacific Avenue, 2nd Floor
(No. and Street)

San Francisco (City) California (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Yu Loo (415) 421-5935
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

2325 Lakeview Parkway, Suite 450 (Address) Alpharetta (City) Georgia (State) 30009 (Zip Code)

RECEIVED
2016 OCT 31 PM 1:47
SEC / TM

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert Yu Loo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitehall-Parker Securities, Inc., as of August 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

See attached California Jurat L.S. 10/28/16

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of October, 2016, by
*Date* *Month* *Year*

(1) Robert Yu Loo
(and (2) ______),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAUREL SHANE
COMM. # 2140941
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Jan. 28, 2020

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**
**Title or Type of Document:** Annual Audited Report Form X-17A-5 Part III **Document Date:** 8/31/16
**Number of Pages:** ______ **Signer(s) Other Than Named Above:** ______

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – AUGUST 31, 2016

WHITEHALL-PARKER SECURITIES, INC.

477 Pacific Avenue, Second Floor

San Francisco, CA 94133

CONTENTS

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Whitehall-Parker Securities, Inc.:

We have audited the accompanying statement of financial condition of Whitehall-Parker Securities, Inc. (a California corporation) as of August 31, 2016, and the related statements of revenue and expenses, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Whitehall-Parker Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Whitehall-Parker Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whitehall-Parker Securities, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitehall-Parker Securities, Inc. as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Whitehall-Parker Securities, Inc.'s financial statements. The supplemental information is the responsibility of Whitehall-Parker Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Novogradac & Company LLP

Alpharetta, Georgia
October 28, 2016

**Whitehall-Parker Securities, Inc.**
**STATEMENT OF FINANCIAL CONDITION**
**August 31, 2016**

**ASSETS**

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | | $218,643 |
| Receivables | | |
| Commissions | $246,077 | |
| Other | $2,302 | $248,379 |
| Total Current Assets | | $467,022 |
| | | |
| **RESTRICTED DEPOSITS** | | $25,000 |
| | | |
| **OTHER ASSETS** | | |
| Deposit | $3,000 | |
| Prepaid | $2,188 | $5,188 |
| | | |
| **TOTAL ASSETS** | | $497,210 |

**LIABILITIES AND EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $221,808 |
| Federal Income Taxes Payable | $65,409 |
| State Income Taxes Payable | $16,245 |
| Audit & Tax Preparation Fees | $6,000 |
| Total Current Liabilities | $309,462 |
| | |
| **STOCKHOLDER'S EQUITY** | |
| Common Stock(5,000 shares authorized, 800 shares issued and outstanding, $10 par value each) | $8,000 |
| Retained Earnings | $179,748 |
| Total Stockholder's Equity | $187,748 |
| | |
| **TOTAL LIABILITIES AND EQUITY** | $497,210 |

The accompanying notes are an integral part of the financial statements.

**Whitehall-Parker Securities, Inc.**
**STATEMENT OF REVENUE AND EXPENSES**
**For The Year Ended August 31, 2016**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commissions | | $2,468,617 |
| **OPERATING EXPENSES** | | |
| Salaries and Commissions | $2,108,167 | |
| Office Rent | $46,200 | |
| Administrative | $40,367 | |
| Office Expense | $11,853 | |
| Audit/Tax Preparation | $6,000 | |
| Telephone | $6,698 | |
| Other | $1,749 | $2,221,034 |
| Income From Operations | | $247,583 |
| **INCOME TAXES** | | |
| Federal Income Tax | $69,879 | |
| State Income Tax | $20,109 | $89,988 |
| **NET INCOME** | | $157,595 |

The accompanying notes are an integral part of the financial statements.

**Whitehall-Parker Securities, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For The Year Ended August 31, 2016**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at September 1, 2015 | $8,000 | $87,153 | $95,153 |
| Dividends Paid | | ($65,000) | ($65,000) |
| Net Income for the Year | | $157,595 | $157,595 |
| Balance at August 31, 2016 | $8,000 | $179,748 | $187,748 |

The accompanying notes are an integral part of the financial statements.

**Whitehall-Parker Securities, Inc.**
**STATEMENT OF CASH FLOWS**
**For The Year Ended August 31, 2016**

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Cash Received from Customers/Securities Issuers | $2,280,757 |
| Cash Paid to Suppliers/Employees | (2,107,807) |
| Income Taxes Paid | (8,334) |
| Net Cash Provided by Operating Activities | $164,616 |
| | |
| Cash Flows from Other Activities | |
| Deposit | (3,281) |
| Net Cash (Used in) Other Activities | (3,281) |
| | |
| Cash Flows from Financing Activities | |
| Dividends Paid | (65,000) |
| Net Cash (Used in) Financing Activities | (65,000) |
| | |
| Net Increase in Cash | $96,335 |
| Cash at September 1, 2015 | $122,308 |
| | |
| Cash at August 31, 2016 | $218,643 |

| | |
|---|---|
| Reconciliation of Net Income to Net Cash Provided by Operating Activities | |
| Net Income | $157,595 |
| | |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | |
| Depreciation and Amortization | 3,281 |
| (Increase) Decrease in: | |
| Accounts Receivable | (195,007) |
| | |
| Increase (Decrease) in: | |
| Accounts Payable | 117,093 |
| Income Taxes Payable | 81,654 |
| | |
| Net Cash Provided by Operating Activities | $164,616 |

The accompanying notes are an integral part of the financial statements.

WHITEHALL-PARKER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2016

## 1. ORGANIZATION AND NATURE OF BUSINESS

Whitehall-Parker Securities, Inc.(the "Company") was incorporated on February 1, 1982 under the laws of the state of California. The Company is a broker/dealer registered with the Securities and Exchange Commission("SEC"), and is a member of the Financial Industry Regulatory Authority("FINRA") and the Securities Investor Protection Corporation("SIPC"). The Company provides retail securities brokerage and portfolio advisory services.

## 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuing advisory fees earned which are paid quarterly in arrears.

Revenue Recognition:

The company performs most of its transactions on behalf of customers through its clearing firm(Pershing, LLC) on an agency basis, but some cleared transactions are performed on a riskless principal basis(e.g. bond purchases and sales). For all transactions through the clearing firm, the Company is credited commissions at settlement date, but the Company recognizes revenue at trade date(typically three business days before settlement date). For transactions performed directly with investment issuers outside of the Company's clearing firm, the Company recognizes revenue when the investment issuer confirms to the Company that all application paperwork and funds are received by the investment issuer in good order and/or at the close of a transaction escrow. For quarterly advisory fees, the Company recognizes revenue as an estimate of the monthly portion of the quarterly fees projected to be received based on current underlying client portfolio valuations.

## 2. SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Income Taxes:

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management has determined there are no deferred tax assets or liabilities that are required to be recorded.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and has measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses.

Cash Equivalents:

The Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2016 there were no cash equivalents, other than the required $25,000 deposit invested in a money market account held at the Company's clearing firm(Pershing, LLC).

Depreciation/Amortization:

The Company provides for depreciation in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the Modified Accelerated Cost Recovery method(MACRS). During the fiscal year ending in 2016, the Company had no depreciable assets with a book value greater than zero during the year. The Company amortizes prepaid assets in equal monthly amounts over the term of the prepaid item. Currently the Company is amortizing one prepaid subscription for a due diligence system(AI Insight) offered by an outside vendor.

Accounts Receivable:

Management of the Company considers all accounts receivable to be collectible at August 31, 2016. Therefore, no allowance for doubtful accounts is required.

## 2. SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Accrued Expenses:

The Company accrues for commissions payable to all registered representatives of the firm all amounts earned in a month but not payable until the 15th of the following month, per the terms of the underlying independent contractor agreements between the Company and its registered representatives. An estimate is made for all other trade payables, which are typically small and similar from month to month, which is included in accounts payable on the accompanying statement of financial condition.

Fair Value Measurements:

The Company reports balances that are required or permitted to be measured at fair market value in accordance with existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based upon the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is used that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity(observable inputs that are classified with Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices(unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability(other than quoted prices) such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity's own assumptions as there is little, if any, related market data available. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying values of cash, restricted deposits, receivables, and accounts payable are reasonable estimates of their fair values due to their short-term nature.

## 3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2016 the Company had net capital of $180,058, which was $159,427 in excess of its required net capital of $20,631. The Company's net capital ratio(aggregate indebtedness to net capital) at August 31, 2016 was 1.72 to 1.

## 4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS

The Company owns no securities, other than a required $25,000 money market account on deposit with the Company's clearing firm(Pershing, LLC) since 1992. The Company owned no other securities during the fiscal year. The Company accounts for the money market account held at the clearing firm without haircuts at a non-fluctuating value of $25,000, which is the value reported in the quarterly statements provided by the clearing firm since 1992.

## 5. CONCENTRATIONS OF CREDIT RISK

The Company places its cash in one checking account with Wells Fargo Bank, a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation("FDIC") up to $250,000. To reduce its risk associated with the failure of such a financial institution, the Company evaluates periodically the rating of the financial institution in which it maintains deposits.

## 6. RELATED PARTIES

The Company did not conduct any operations with any related parties during the year, other than processing securities transactions requested by the Company's registered representatives for the benefit of themselves and their family members. These transactions were not material to the Company's operations individually or in total.

## 7. COMMITMENTS AND CONTINGENCIES

Commitments:

The Company has no commitments other than office rent payable at a rate of $4,000 per month until May 31, 2017.

Litigation:

The Company occasionally is involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings and is unaware of any legal claims that may be made against the Company.

## 8. SIPC RECONCILIATION REQUIREMENT

SEC Rule 17a-5(e)(4) requires a registered broker/dealer to file a supplemental report which includes procedures related to the broker/dealer's annual general assessment reconciliation or exclusion from membership forms.

## 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 28, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

**Whitehall-Parker Securities, Inc.**
**COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1**
**August 31, 2016**

| | |
|---|---|
| **NET CREDITS** | |
| Shareholders' Equity | $187,748 |
| **DEBITS** | |
| Non-Allowable Assets | $7,690 |
| **NET CAPITAL** | $180,058 |
| Greater of 6 2/3% of Aggregate Indebtedness or $5,000 | $20,631 |
| **EXCESS NET CAPITAL** | $159,427 |

SCHEDULE 1-RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2016

| | |
|---|---|
| Net Capital Per Unaudited Focus Report IIA | $267,712 |
| Adjustments | |
| Federal Income Taxes | $65,409 |
| State Income Taxes | $16,245 |
| FYE 2016 Audit Fee Payable | $4,500 |
| FYE 2016 Tax Return Preparation Fee Payable | $1,500 |
| Net Capital Per Audit Report | $180,058 |

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

COMPUTATION FOR DETERMINATION OF

RESERVE REQUIREMENTS PUSUANT TO RULE 15c 3-3

August 31, 2016

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2016

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

WHITEHALL-PARKER SECURITIES, INC.

Exemption Report for the Year

Ended August 31, 2016

Review Report of Independent Auditors

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Whitehall-Parker Securities, Inc.:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Whitehall-Parker Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Whitehall-Parker Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provision of paragraph (k)(2)(ii) (the "exemption provisions") and (2) Whitehall-Parker Securities, Inc. stated that Whitehall-Parker Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Whitehall-Parker Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Whitehall-Parker Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Novogradac & Company LLP

Alpharetta, Georgia
October 28, 2016

Whitehall-Parker Securities, Inc.

Management Exemption Report

Fiscal Year Ended August 31, 2016

Management of Whitehall-Parker Securities, Inc.("WPS") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers". We have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. 240.17a-5, and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of WPS:

(1) We identified 17 C.F.R. 240.15c3-3(k)(2)(ii) under which WPS claimed an exemption from 17 C.F.R. 240.15c3-3.

(2) WPS met the identified exemption provision throughout the most recent fiscal year ended August 31, 2016 without exception.

Robert Yu Loo

President/CEO

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Whitehall-Parker Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2016, which were agreed to by Whitehall-Parker Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Whitehall-Parker Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Whitehall-Parker Securities, Inc.'s management is responsible for Whitehall-Parker Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the detailed list of checks in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended August 31, 2016 with the amounts reported in Form SIPC-7 for the year ended August 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, of which there were none, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, of which there were none, supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

Alpharetta, Georgia
October 28, 2016

NOVOGRADAC & COMPANY LLP
P 678.867.2333
F 678.867.2366
W www.novoco.com
OFFICE 2325 Lakeview Parkway, Suite 450
Alpharetta, Georgia 30009